# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TruBridge, Inc., CIK 0001169445
CUSIP: 205306103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 54 ST. EMANUEL STREET, MOBILE, Alabama (AL), 36602
Date of event which requires filing of this statement: 02/11/2025
Amends the filing with accession number 0000902664-24-002402
Filed by CIK 0001314173
Persons authorized to receive notices and communications: Damien Leonard, L6 Holdings Inc., Pinetree Capital Ltd., 49 Leuty Ave., Toronto, Ontario Canada (A6), M4E 2R2, 416-941-9600; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- L6 Holdings Inc. (CIK 0002014948): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,625,000; sole dispositive power 0; shared dispositive power 1,625,000; aggregate amount beneficially owned 1,625,000 (10.9% of the class)
- Pinetree Capital Ltd. (CIK 0001314173): type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 619,000; sole dispositive power 0; shared dispositive power 619,000; aggregate amount beneficially owned 619,000 (4.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: TruBridge, Inc.
Address of issuer's principal executive offices: 54 ST. EMANUEL STREET, MOBILE, Alabama (AL), 36602

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On February 11, 2025 (the "Effective Date"), the Reporting Persons and the Issuer entered into a cooperation agreement (the "Cooperation Agreement") pursuant to which, among other things, the Issuer agreed to take all necessary actions to (i) increase the size of the Board by two seats, (ii) appoint Andris (Dris) Upitis and Jerry Canada (together, the "New Directors") to the Board to serve as Class II directors, and (iii) nominate each New Director as a candidate for election to the Board as a Class II director at the Issuer's 2025 annual meeting of stockholders (the "2025 Annual Meeting"). Concurrently with the New Directors' appointment to the Board, the Board appointed Mr. Upitis to the Nominating and Corporate Governance Committee of the Board and Mr. Canada to the Compensation Committee of the Board.

In connection with the Cooperation Agreement, the Issuer has agreed to take all necessary actions to declassify the Board, including to submit to a vote of the Issuer's stockholders a binding proposal at the 2025 Annual Meeting, such that, if the proposal is approved by stockholders at the 2025 Annual Meeting, (i) the directors elected at the 2025 Annual Meeting would be elected with a term expiring at the 2026 annual meeting of stockholders (the "2026 Annual Meeting") and (ii) all directors (including the Class I directors elected at the Company's 2024 annual meeting of stockholders) will be elected for one-year terms beginning at the 2026 Annual Meeting.

Additionally, pursuant to the Cooperation Agreement, the Company agreed to amend its stockholder rights plan (the "Rights Agreement") such that the Final Expiration Date (as defined in the Rights Agreement) was accelerated to the next immediate business day following the Effective Date.

During the term of the Cooperation Agreement, the Reporting Persons have agreed to vote all shares of Common Stock beneficially owned by them at all meetings of the Issuer's stockholders in accordance with the Board's recommendations, except that the Reporting Persons (i) may vote in accordance with the recommendation of Institutional Shareholder Services Inc. or Glass, Lewis & Co. LLC if either of them recommends differently from the Board (other than on proposals with respect to the election, removal or replacement of directors, the Company's "say-on-pay" proposal, the authorization of shares or the issuance of equity in connection with employee compensation) and (ii) may vote in their discretion on Extraordinary Transactions (as defined in the Cooperation Agreement) and the ratification or approval of any stockholder rights plan.

The Reporting Persons also agreed to certain customary standstill provisions prohibiting them and their affiliates from, among other things, (i) soliciting proxies, (ii) advising or knowingly encouraging any person with respect to the voting or disposition of any securities of the Issuer, subject to limited exceptions, (iii) taking actions to change or influence the Board, management or the direction of certain Issuer matters and (iv) acquiring beneficial ownership of more than 20% of the outstanding shares of Common Stock in the aggregate. The Cooperation Agreement also contains certain customary mutual non-disparagement provisions.

The Cooperation Agreement will terminate on the date that is the earlier of (i) 30 days prior to the deadline for the submission of stockholder notice of director nominations for the 2026 Annual Meeting and (ii) December 31, 2025.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The disclosure with respect to the Cooperation Agreement set forth in Item 4 above is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Cooperation Agreement, dated as of February 11, 2025, by and between the Reporting Persons and the Issuer.

## Signatures
- L6 Holdings Inc.: /s/ Damien Leonard, Damien Leonard, Managing Director (02/12/2025)
- Pinetree Capital Ltd.: /s/ Damien Leonard, Damien Leonard, President (02/12/2025)